Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$73,803	$47,326	$91,971	$(33,761)

Additions:
Total fixed charges (see below)	23,709	20,741	65,512	58,828

Subtractions:
Interest capitalized	2,579	2,647	7,328	5,807
Earnings as adjusted	$94,933	$65,420	$150,155	$19,260

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$10,650	$6,683	$28,021	$13,411
Amortization of debt expense	1,325	1,054	3,724	2,409
Portion of rental expense representative of the interest factor	11,734	13,004	33,767	43,008
Total fixed charges	$23,709	$20,741	$65,512	$58,828

Ratio of earnings to fixed charges	4.00	3.15	2.29	—

Coverage deficiency	$—	$—	$—	$39,568